Exhibit 99

United Rentals, Inc. Five Greenwich Office Park Greenwich, CT 06831
tel: 203 622 3131 fax: 203 622 6080

unitedrentals.com

United Rentals Announces Preliminary Fourth Quarter and Full Year 2005

Earnings and Full Year 2006 Outlook

GREENWICH, Conn. – March 7, 2006 – United Rentals, Inc. (NYSE: URI) today announced that it expects diluted earnings per share of $0.48 for the fourth quarter of 2005 and $1.81 for the full year 2005. Free cash flow for the year was $133 million after total capital expenditures of $839 million.

The company also announced its full year 2006 outlook for diluted earnings per share of $2.13 to $2.23. The company expects to generate $4.0 billion in total revenues in 2006, and approximately $175 million of free cash flow after total capital expenditures of approximately $900 million.

Preliminary Fourth Quarter and Full Year 2005 Financial Highlights

•	Total revenues increased 17.1% for the fourth quarter and 15.2% for the full year 2005 to a record $3.56 billion.

•	Same-store rental revenues increased 13.0% for the fourth quarter and 11.8% for the full year.

•	Rental rates increased 5.2% for the fourth quarter and 6.0% for the full year.

•	Contractor supplies sales increased 41.7% for the fourth quarter and 44.2% for the full year to $324 million.

•	Dollar utilization for the full year was a record 64.9%, an increase of 5.1 percentage points from 2004.

Fourth Quarter and Full Year 2005 Selected Business/Preliminary Financial Data

As previously announced, the company has delayed reporting final results for 2004 and for 2005 interim periods. The company will delay filing its 2005 Form 10-K beyond the March 16, 2006, due date but is working diligently to accomplish the filing by the end of the 15-day extension period. The 2005 earnings, financial highlights, other selected business and financial data and 2006 outlook provided in this press release are preliminary and subject to change based on completion of the 2004 and 2005 audits or the outcome of the previously announced SEC inquiry. This data should not be viewed as a substitute for full financial statements.

Total revenues for the fourth quarter of 2005 were $962 million, an increase of 17.1% compared with $821 million for the same period last year. Dollar utilization for the fourth quarter of 2005 was 69.0%, an increase of 7.7 percentage points from the fourth quarter of 2004. The size of the rental fleet, as measured by the original equipment cost, was $3.9 billion and the age of the rental fleet was 40 months at December 31, 2005, compared with $3.7 billion and 40 months at year-end 2004.

Total revenues for the full year 2005 were $3.56 billion, an increase of 15.2% compared with $3.09 billion for the full year 2004. Cash flow from operations was $662 million for the full year 2005 compared with $743 million for the full year 2004. Cash flow from operations during 2005 was lower than during 2004 primarily due to the impact of cash used for working capital in 2005.

Purchases of rental equipment were $757 million in 2005 compared with $592 million in 2004. After total rental and non-rental capital expenditures of $839 million, free cash flow for 2005 was $133 million compared with free cash flow of $392 million for 2004. The decline in free cash flow was primarily due to the $165 million increase in rental fleet investment and the impact of cash used for working capital in 2005.

The total cash balance was $316 million at December 31, 2005, an increase of $14 million from December 31, 2004. In August 2005, the company agreed to maintain a cash balance of $75 million in an investment account for a traffic control subsidiary to conduct business with the state of Florida. This cash is included in the total cash balance at year-end 2005.

Financial Reporting Segments

As a result of changes in the company’s organizational structure as well as the increased financial contribution of the trench safety, pump and power business during 2005, the company’s financial reporting segments now include trench safety, pump and power; general rentals; and traffic control.

General Rentals Segment

The general rentals segment includes rental of construction, aerial, industrial and homeowner equipment as well as related services and activities.

Fourth quarter 2005 revenues for general rentals were $843 million, an increase of 16.8% compared with $721 million for the fourth quarter of 2004. Rental rates for the fourth quarter increased 5.1% and same-store rental revenues increased 10.3% from the same period last year.

Revenues for the full year 2005 for general rentals were $3.11 billion, an increase of 14.9% compared with $2.71 billion for the full year 2004. Rental rates for the full year 2005 increased 5.6% and same-store rental revenues increased 9.8% from 2004.

General rentals segment revenues represented 87% of total revenues for the full year 2005.

Trench Safety, Pump and Power Segment

The trench safety, pump and power segment includes rental of steel trench shields and shoring, pumps, temporary power and climate control equipment, as well as related services and activities.

Fourth quarter 2005 revenues for trench safety, pump and power were $50 million, an increase of 42.8% compared with $35 million for the fourth quarter of 2004. Rental rates for the fourth quarter increased 6.8% and same-store rental revenues for the fourth quarter increased 44.3% from the same period last year.

Revenues for the full year 2005 for trench safety, pump and power were $180 million, an increase of 38.5% compared with $130 million for the full year 2004. Rental rates for the full year 2005 increased 6.9% and same-store rental revenues increased 37.0% from 2004.

Trench safety, pump and power segment revenues represented 5% of total revenues for the full year 2005.

Traffic Control Segment

The traffic control segment includes rental of equipment used in traffic management as well as related services and activities.

Fourth quarter 2005 revenues for traffic control were $69 million, an increase of 6.8% compared with $65 million for the fourth quarter of 2004.

Revenues for the full year 2005 for traffic control were $270 million, an increase of 5.7% compared with $255 million for the full year 2004.

Traffic control segment revenues represented 8% of total revenues for the full year 2005.

CEO Comments

Wayland Hicks, chief executive officer, said, “Our strong performance in 2005 reflects continuing success in improving rental rates, expanding our rental fleet, increasing time utilization and driving contractor supplies revenue growth. Dollar utilization of 64.9% in 2005 was the highest we have ever achieved.

“All three segments of our business demonstrated strong revenue growth in 2005. Our total revenue growth of 15% outpaced our primary end market, private non-residential construction, which improved 5% in 2005 according to Department of Commerce data. This construction spending is still well below peak historical levels.”

Hicks continued, “To capitalize on future growth opportunities, we are continuing to make significant, strategic investments in the business. We plan to invest approximately $845 million in our rental equipment fleet this year. We opened 37 new branches in 2005, and expect to open another 30 to 35 new branches in 2006.”

Hicks added, “We are making progress toward finalizing our financial results for 2004 and 2005 and filing our financial statements. In January, the special committee of the board of directors presented its report on matters relating to the SEC inquiry. This report represents a significant step forward for our company. We are now implementing the actions directed by the board to address the issues identified by the committee. We are finalizing restatements for certain sale-leaseback transactions and also for other matters unrelated to the special committee’s review, all previously announced. We are working diligently to file our financial statements by March 31, 2006.”

Preliminary Return on Invested Capital (ROIC)

For the full year 2005, the company is initiating reporting of return on invested capital (ROIC) to provide information on the company’s efficiency and effectiveness in deploying its capital and increasing shareholder value. The company’s metric uses annual operating income divided by the annual averages of shareholders’ equity, debt and deferred taxes, net of average cash. On this basis, the 2005 preliminary ROIC was 12.0%, an improvement of 2.4 percentage points from 2004.

Preliminary 2005 Quarterly Earnings Per Share

During the fourth quarter and in conjunction with the finalization of our 2004 and 2005 results, the company made several adjustments that affected its previously reported preliminary diluted earnings per share. As a result, the revised preliminary revised quarterly diluted earnings per share for the first three quarters of 2005 are as follows:

	Previously Reported	Revised
First quarter	$0.15	$0.12
Second quarter	0.53	0.49
Third quarter	0.76	0.72

The adjustments to our previously reported preliminary quarterly diluted earnings per share are primarily due to the previously announced restatements for rental revenue recognition and minor sale-leasebacks. In addition, previous estimates for certain accounting accruals have been adjusted to reflect revised preliminary results.

Update on the SEC Inquiry

The previously announced SEC inquiry of the company is ongoing and the company is continuing to cooperate fully with the investigation. As previously stated, this inquiry appears to relate to a broad range of the company’s accounting practices and is not confined to a specific period.

Caution on Historical Financial Statements

As previously announced, investors are cautioned not to rely on the company’s historical financial statements.

Conference Call

United Rentals will hold a conference call today, Tuesday, March 7th, at 11 a.m. Eastern Time. The conference will be available live by audio webcast at unitedrentals.com, where it will be archived.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of more than 740 rental locations in 48 states, 10 Canadian provinces and Mexico. The company’s 13,400 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent over 20,000 classes of rental equipment with a total original cost of $3.9 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Connecticut. Additional information about United Rentals is available at unitedrentals.com.

The company’s results for 2004 and 2005 full-year and interim periods have not been finalized and, consequently, the results and other data for these periods and the company’s outlook for 2006 are preliminary and subject to change. Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “plans,” “intends,” “projects,” “forecasts,” “may,” “will,” “should,” “on track” or “anticipates” or the negative thereof or comparable terminology, or by discussions of strategy or outlook. The company’s business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) unfavorable economic and industry conditions can reduce demand and prices for the company’s products and services, (2) governmental funding for highway and other construction projects may not reach expected levels, (3) the company may not have access to capital that it may require, (4) any companies that United Rentals acquires could have undiscovered liabilities and may be difficult to integrate, (5) rates may increase less than anticipated or costs may increase more than anticipated, (6) the audit of the company’s 2004 results has not yet been completed and, accordingly, previously announced data for 2004 are preliminary and subject to change, (7) the company’s results for the interim periods and full year 2005 have not been finalized and audit of the results for the full year 2005 has not been completed and, consequently, these results are preliminary and subject to change, (8) the evaluation and testing of the company’s internal controls over financial reporting have not yet been completed and additional material weaknesses may be identified, (9) the company may incur additional significant expenses in connection with the SEC inquiry of the company, the related internal review or the class action lawsuits and derivative actions that were filed in light of the SEC inquiry, (10) the SEC inquiry is ongoing and there can be no assurance that the outcome of the SEC inquiry or internal review will not require additional changes in the company’s accounting policies and practices, restatements of financial statements, revisions of preliminary results or guidance, and/or otherwise be adverse to the company, (11) the company may be unable to deliver financial statements or make SEC filings within the time period required by its lenders or the indentures governing various securities, as amended, (12) the company may not be able to file its 2004 10-K by March 31, 2006 (the expiration date of an extension granted by the New York Stock Exchange), in which case the Exchange will initiate suspension and delisting procedures, (13) the company may not be able to file its 2005 10-K by the end of the 15-day extension period, and (14) the estimated impact of expected restatements is preliminary and may change based upon additional analysis by the company or its auditors. Certain of these risks and uncertainties, as well as others, are discussed in greater detail in the company’s filings with the SEC. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

# # #

Contact:

Chuck Wessendorf

VP, Investor Relations and

Corporate Communications

United Rentals, Inc.

(203) 618-7318

cwessendorf@ur.com

United Rentals, Inc.

Free Cash Flow GAAP Reconciliation

Full Year 2005

We define “free cash flow” as (i) net cash provided by operating activities less (ii) purchases of rental equipment and purchases of other property and equipment plus (iii) proceeds from sales of rental equipment, proceeds from sales of rental locations and proceeds from sales-leaseback transactions. Free cash flow is presented to provide additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under Generally Accepted Accounting Principles (“GAAP”). Accordingly, free cash flow should not be considered an alternative to net income or cash flow from operating activities as indicators of operating performance or liquidity. Information reconciling forward looking free cash flow expectations to a GAAP financial measure is unavailable to the company without unreasonable effort. The table below provides a reconciliation between preliminary net cash provided by operating activities and free cash flow.

	Full Year Ended December 31
	2005	2004
	(in millions)
Net cash provided by operating activities (1)	$661.9	$742.8
Purchases of rental equipment	(757.2)	(592.4)
Purchases of property and equipment (2)	(81.9)	(57.5)
Proceeds from sales of rental equipment (1)	307.4	275.1
Proceeds from sales of rental locations	2.7	—
Proceeds from sales-leaseback	—	23.5

Free Cash Flow	$132.9	$391.5

(1)	In the third quarter of 2005, the company determined that certain sales previously classified as “Sales of equipment and contractor supplies and other revenues” should have been classified as “Sales of rental equipment.” As a result, certain amounts in prior periods have been adjusted to conform to the 2005 presentation. The reclassification had no impact on total revenues, total gross profit or free cash flow. The reclassification reduced 2004 “Net cash provided by operating activities” by $39.9 million and increased 2004 “Proceeds from sales of rental equipment” by the same amount.
(2)	The 2004 amount has been adjusted to conform to current period presentation.

United Rentals, Inc.

Selected Summary Financial Data

Three Months Ended December 31, 2005

Three Months Ended December 31, 2005
(Dollars in millions)
Total revenues	$962.2
Net cash provided by operating activities	$237.7
Purchases of rental equipment	$76.1
Purchases of property and equipment	$25.7
Dollar utilization	69.0%

As of December 31, 2005
(in millions)
Total debt	$2,930.1
Cash position and borrowing availability (1)	$964.7

(1)	Includes full availability under the company’s $200 million accounts receivable securitization facility. In the event the company’s long-term senior secured ratings are downgraded below B2 by Moody’s Investors Service, Inc. or below B+ by Standard & Poor’s, this facility is subject to termination. The company’s current long-term senior secured ratings are B2 by Moody’s Investors Service, Inc. and BB- by Standard & Poor’s.